September 26, 2006


   United States Securities and Exchange Commission
   Division of Corporation Finance

   Washington, D.C. 20549-7010

   Attention: John Cash, Branch Chief

        RE: FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FORMS 10-Q FOR THE QUARTERS ENDED MARCH 31 AND JUNE 30, 2006 FILE NO. 1-9608

   Dear Mr. Cash:

   We are in receipt of your comment letter dated September 12, 2006 to Newell Rubbermaid Inc. (the "Company"). On behalf of the Company, we have addressed your comment letter by reproducing each comment below and providing the Company's response immediately following. We have also provided additional information as requested or where we believe appropriate to the response.

   1. In connection with responding to our comments please provide in writing, a statement from the company acknowledging that:

   * The company is responsible for the adequacy and accuracy of the disclosure in their filings;

   * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Company Response:
   -----------------

   The Company hereby acknowledges that:

   * The Company is responsible for the adequacy and accuracy of its disclosures in its filings;
   * Staff comments or changes to the Company's disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and
   * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.







   Management's Discussion and Analysis of Financial Condition and
   ---------------------------------------------------------------
   Results of Operations Critical Accounting Policies
   --------------------------------------------------

   2. We have reviewed your response to comment six and note the following regarding your goodwill impairment analysis:

   * Your goodwill impairment analysis as of September 30, 2005 assumed an estimated fair value for your Home Decor operating segment of $236.2 million. This valuation is in sharp contrast to the $90 million assumed value of the Home Decor business as of April 24, 2006.
   * The basis for your September 30, 2005 valuation assumptions is unclear and it does not appear that you have factored in the cyclical nature of the Home Decor's operations into your long-term cash flow forecast since it appears that you assumed perpetual growth when your cash flows appear to have historically varied along with the economic cycle.
   * As we pointed out in our previous letter, the high valuations as of September 30, 2005 and December 31, 2005 do not seem consistent with the declines in revenues or the 81% decline in operating income in the Home Fashions reporting segment since 2001.
   * It appears from our analysis of your discounted cash flow that the primary reason for the high estimated fair value of your Home Decor operating segment at September 30, 2005 and December 31, 2005 may be due to optimistic forecasts of debt-free cash flows over an indefinite time horizon.

        We acknowledge, however, that fair value estimates are subjective and that management is in the best position to determine the estimated fair value of the Home Decor operating segment. Accordingly, while it is still unclear to us whether the Home Decor goodwill was realizable as of December 31, 2005, we have no further comments in this regard based on your write-off of the Home Decor's goodwill during the first quarter of 2006 and your presentation of Home Decor's results of operations as discontinued operations for the second quarter of 2006.

   3. Notwithstanding the above, based on your disclosures in your Form 10-K for the year ended December 31, 2005, we are concerned that investors may not have been prepared that an impairment of a portion or all of Home Decor's goodwill was possible. In this regard, it does not appear that investors had insight regarding the risks, uncertainties, and assumptions underlying your goodwill impairment tests. We also do not believe that information presented in your Form 10-Q, the period in which the impairment charge was taken, provided investors with a clear understanding of the changes in the facts and circumstances and in management's assumptions subsequent to year end that led to this write-off.







        Accordingly, please amend your 2005 10-K and Form 10-Q for the quarter ended March 31, 2006 to disclose the following:


        * The amount of goodwill allocated to the Home Decor operating segment,
        *    The carrying value of the Home Decor operating segment,
        * The significant assumptions involved in estimating the fair value of the Home Decor operating segment, including estimated growth rates in revenues, cash flows and capital expenditures, assumed reductions in cost of sales despite your disclosure that you expect continuing inflationary pressures, and the cash flows discount rate and the terminal value multiplier,
        * Your basis for believing that the assumptions are reasonable, including a comprehensive explanation as to how the cyclical nature of your operations was factored into your long-term forecast since it appears that you are assuming perpetual growth when historically your growth has varied along with the economic cycle,
        * A sensitivity analysis of reasonably likely changes in your assumptions,
        * A comprehensive discussion as to why the projected value of the Home Decor operating segment of $236.2 million at September 30, 2005 and December 31, 2005 was more than twice its actual market value approximately 90 days thereafter, and
        * Clarify why in the first quarter 2006 the Company began exploring various options for certain businesses in the Home Fashions segment. Identify what these various options were and how they provided a better indication of the fair value of the business.

        We also urge you to provide similar disclosures at each reporting date for your operating segments with significant goodwill amounts. See SEC Releases 33-8040 and 33-8098.

   Company Response:
   -----------------

   The Company has reviewed its disclosures related to impairment included in our December 31, 2005 Form 10-K and believes that such disclosures were appropriate given the information available at the time of filing. The Company notes that Footnote 1 to its financial statements includes a general discussion on the use of estimates, which states:

        "The preparation of these financial statements requires the use of certain estimates by management in determining the Company's assets, liabilities, revenue and expenses and related disclosures. Actual results could differ from those estimates."







   Furthermore, the Company notes that the specific disclosure relating to goodwill and other intangible assets states that:

        "The Company cannot predict the occurrence of certain events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include but are not limited to, strategic decisions made in response to economic or competitive conditions, the impact of the economic environment on the Company's customer base, or a material adverse change in its relationship with significant customers."

   These risk factors are also identified in management's discussion and analysis (MD&A) under Critical Accounting Policies and in the Company's Risk Factors. The Company also outlined its key initiatives and strategies for 2006, including the strengthening of the Company's portfolio through strategic acquisitions and selective divestitures. Specifically, in MD&A, the Company noted that the Company "will continue to review opportunities to optimize the portfolio through selective acquisitions and divestitures."

   The Company's third quarter 2005 testing, provided in response to your initial comment letter, indicated that the enterprise value of the Home Decor business exceeded its book value by $46.3 million or approximately 24%, which the Company considered significant. Additionally, the business met its fourth quarter 2005 estimate, which did not indicate an impairment issue. Accordingly, the Company did not believe that significant impairment risk related to the Home Decor business's goodwill or other long-lived assets existed at December 31, 2005, and therefore does not believe that additional risk disclosures relating to the Home Decor business were warranted as of the filing date of the 2005 Form 10-K.

   The Company believes that the decline in value was driven by its change in strategic direction with regard to Home Decor. This was not known or anticipated at the time of the 2005 10-K filing (February 16, 2006). As noted in the memos and other contemporaneous documentation previously provided to you, the Company experienced a change in leadership during the fourth quarter of 2005, replacing its former CEO with an interim CEO (Mark Ketchum), while the Board of Directors conducted an extensive search for a permanent replacement. During the fourth quarter of 2005 and early first quarter of 2006, the Company's Board of Directors interviewed several potential candidates, but ultimately decided to appoint Mr. Ketchum as permanent CEO during the middle of the first quarter of 2006. As interim CEO, Mr. Ketchum's primary responsibility was to ensure that the day to day operations and current initiatives remained on-track. During the fourth quarter, he spent significant time reviewing the Company's business units and gathering information on current business plans and strategies.
   During this time, there were no significant changes in divestiture strategy (in fact, a significant amount of time was devoted to the integration plans for the Company's more than $700 million acquisition of DYMO).







   After accepting the position permanently during the first quarter of 2006, the Company's new CEO introduced strategies based on differentiated products, best cost and consumer branding, and an initiative to accelerate the pace to improve the Company's portfolio of businesses to focus on those that are best aligned with such strategies. In particular, this initiative included the divestiture of businesses, such as Home Decor, that did not meet this strategic profile. As a result, the Company began to evaluate alternatives for the Home Decor business, including marketing the business for sale.
   In connection with the evaluation of alternatives, the Company received a preliminary offer in April 2006 which established an indication of the value of the business to a third party. Accordingly, in April 2006 the Company determined that it was likely the business had a net book value greater than its estimated fair value. The Company did not have the benefit of this indication of value as of December 31, 2005.

   The Company notes that it is inherently difficult to determine marketplace assumptions to estimate the value of a business to a third party. Accordingly, the FASB recognized that in some circumstances, the only information available to estimate fair value without undue cost and effort will be the entity's estimates of future cash flows. FAS 142 specifies that when cash flows are used to estimate fair value, those cash flows should be consistent with the most recent budgets and plans approved by management, which is an entity-specific measurement notion. The Company believes that the valuation methodology used to estimate the enterprise value in 2005 was appropriate and believes that the model appropriately reflected the cyclical nature of the business. The Company also notes that the business was then and is currently in a down cycle and therefore believes that the Company included the impact of the down cycle in its valuation. Furthermore, the cash flow models used to value the enterprise value of the business assumed that the business never recovered to its historical operating performance levels, which the Company believes would occur if the Company continued to operate the business and made needed operational changes. The Company's estimates of future cash flows for its 2005 impairment test used cash flow assumptions based on its long-term strategic plan approved by executive management (this plan also served to establish Home Decor's 2006 operating budget). The Company further notes that the first quarter 2006 results of the Home Decor business exceeded the 2006 budgeted amounts, as well as the amounts used in the third quarter valuation. Accordingly, the valuation of Home Decor Europe contemplated the value of the business in its then current state, including the synergies of one overhead structure (i.e., shared services, human resources, information technology, etc.) across 22 pan-European countries.

   In fact, at its August 2006 meeting the FASB Board directed the FASB staff to draft a proposed FSP clarifying that an entity using a present value technique to measure the fair value of a nonfinancial asset may only use entity-specific assumptions if market-participant assumptions are not available without undue cost and effort. The Company believes that until the initiative to explore marketing the business for sale was conducted assumptions used by market participants could not be known without undue cost and therefore believes that the specific entity cash flow method was appropriate.

   As a result of the initiative to explore marketing the business for sale during the later part of the first quarter of 2006, the Company realized that the population of strategic buyers with adequate financial resources was limited for a pan-European business. As a result, the value of the business to a third party was lower than the fair value the Company estimated using its expected cash flow estimates. In April the Company received an offer from a single strategic investor, offering to purchase only selective portions of the business. (To-date, the Company has not received an offer to purchase Home Decor as an entire interest).

   Valuation experts and accounting regulators have long noted that prices determined in observable markets may frequently vary from valuations determined using cash flow models. In FASB Concept Statement 7, USING CASH FLOW INFORMATION AND PRESENT VALUE IN ACCOUNTING MEASUREMENTS, the FASB noted that observable marketplace amounts are generally more reliable and are more efficiently determined than measurements that must employ estimates of future cash flows. When observable amounts are not available, accountants often turn to estimated cash flows to determine the carrying amount of an asset or a liability. An entity's best estimate of the present value of cash flows will not necessarily equal the fair value of those uncertain cash flows. The FASB in paragraph 32 of the Statement delineated several reasons why an entity might expect to realize or pay cash flows that differ from those expected by others in the marketplace.

   The Company believes there are several factors that caused the low marketplace valuation in April 2006, as follows:

        * There was only one serious strategic buyer with significant interest;
        * It became clear that the Company would not be able to sell the entire business in one transaction, which limited the ability of a buyer to realize the synergies of the entire division, (this fact alone caused the value of certain trademarks to decrease as a buyer would not own pan-European trademarks, but would be limited by country and hence, research and development and promotional investment could not be leveraged across all of Europe); and
        * The prospective buyer of the business in the current down cycle assigned a higher risk-adjusted discount rate to the business due to some of the factors listed above, as well as perceived disadvantages relative to others in the marketplace.

   We appreciate your assistance in improving the quality of the Company's disclosures, and the Company proposes to include the following disclosures with respect to impairment in future filings:







        * Sensitivity disclosures related to asset impairment for operating units with estimated fair values that nominally exceed carrying value (e.g., 10% or less);
        * Increased disclosures of specific business risks for those same operating units whose fair value does not significantly exceed its carrying value; and
        * Beginning with the September 30, 2006 Form 10-Q, more specific disclosures relating to the change in estimated fair value of the Home Decor business, based on the information provided above.

   The Company does not believe that retroactively amending the disclosures related to risks associated with goodwill impairment in its 2005 Form 10-K would be the appropriate manner to inform shareholders of events that occurred in 2006 that changed reasonable and good faith estimates of subjective fair values in 2005. We agree with the Staff that given the significant change in the estimate of fair value of Home Decor in 2006, more disclosure of the circumstances leading to the change, which occurred in 2006, would be useful. Accordingly, our September 30, 2006 Form 10-Q will include the following additional disclosures:

   Impairment testing performed by the Company in 2005, utilizing a discounted cash flow analysis, indicated that the enterprise value of the Home Decor Europe business significantly exceeded the book value of this business unit, and no impairment was recorded in respect of this business in 2005. However, during the first quarter of 2006, as a result of a revised corporate strategy and an initiative to improve the Company's portfolio of businesses to focus on those that are best aligned with the Company's strategies of differentiated products, best cost and consumer branding, the Company began exploring various options for its Home Decor European business. Those options included marketing the business for potential sale. As a result of this effort, the Company received a preliminary offer from a potential buyer which gave the Company a better indication of the business's fair value, and revealed that the value of the business to a third party was lower than the fair value the Company had previously estimated using expected future cash flows. Based on this offer, the Company determined that the business had a net book value in excess of it fair value. Due to the apparent decline in value, the Company conducted an impairment test and recorded a $50.9 million impairment loss in the first quarter.

   In June 2006, the Company's Board of Directors committed to a plan to sell the Home Decor Europe business. As a result, the business's operating results, including the impairment loss recognized in the first quarter, have been included in the loss from operations of discontinued operations for the nine months ended September 30, 2006. The Home Decor Europe business designs, manufactures and sells drapery hardware and window treatments in Europe under Gardinia{R} and other local brands and was previously classified in the Company's Home Fashions segment.







   On September 19, 2006, the Company entered into an agreement for the intended sale of portions of the Home Decor Europe business to Hunter Douglas, a global manufacturer and marketer of window treatments and furnishings. The sale includes the businesses in Portugal and the Nordic, Central and Eastern European regions. For the intended purchase of the Central and Eastern European operations, Hunter Douglas would take a minority position in a management buyout of those businesses. This sale includes the largest portion of the total Home Decor Europe business. The transaction is expected to close by the end of the year, subject to receipt of financing by the purchasers and completion of all required regulatory approvals, including consultation proceedings with works councils, trade unions and employee representatives in the affected countries. The Company continues to explore the potential sale of the remaining portions of this business. The intended sale of Home Decor Europe would not affect the Company's North American window furnishings business.

   Financial Statements
   --------------------

   Footnote 19 - Other Non-operating (Income) Expense, page 66
   -----------------------------------------------------------

   4. We have reviewed your response to comment five. Given paragraph 45 of SFAS 144's requirement to include gains and losses recognized for long-lived assets (disposal group) within income from operations, it is unclear why you believe you complied with paragraph 45 of SFAS 45. In future filings please revise your financial statements to include the gains and losses associated with the sale of operating long-lived assets within operating income.

   Company Response:
   -----------------

   The Company will prospectively report gains and losses from the sale of long-lived assets in operating income.

   If you have any questions regarding our response or any related matters, please call Ronald L. Hardnock, Vice President - Corporate Controller, at (410) 785-5808, or if you cannot contact him, call me at (410) 785-5806.

   Sincerely,

   Newell Rubbermaid Inc.

   By:  /s/ J. Patrick Robinson
      -----------------------------------------------
   Title: Vice President - Chief Financial Officer